Exhibit 99.(a)(1)(iv)
Offer to Purchase
for Cash Up To 4,286,126 Shares of Common Stock, Par Value $0.0001 Per Share,
at a Purchase Price of $19.00 Per Share
by
Matrix Bancorp, Inc.
THE TENDER OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 5:00 P.M., EASTERN TIME,
ON FRIDAY, JANUARY 20, 2006, UNLESS THE TENDER OFFER IS EXTENDED.
December 20, 2005
To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:
Matrix Bancorp, Inc., a Colorado corporation (“Matrix”), is offering to purchase for cash up to 4,286,126 shares of its common stock, par value $0.001 per share (the “Shares”), at a purchase price of $19.00 per Share, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated December 20, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), which, as may be amended and supplemented from time to time, together constitute the “tender offer.”
Matrix will purchase 4,286,126 Shares properly tendered and not properly withdrawn before the “Expiration Date” (as defined in Section 1 of the Offer to Purchase), or such lesser number of Shares as are properly tendered and not properly withdrawn, at a price of $19.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer.
The tender offer is not conditioned on any minimum number of Shares being tendered, but is subject to other conditions. See Section 6 of the Offer to Purchase.
For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:
1.	Offer to Purchase, dated December 20, 2005;

2.	Letter of Transmittal for your use and for the information of your clients (together with accompanying instructions and Substitute Form W-9);

3.	Notice of Guaranteed Delivery to be used to accept the tender offer if the Share certificates and all other required documents cannot be delivered to the depositary before the Expiration Date or if the procedure for book-entry transfer cannot be completed before the Expiration Date;

4.	Letter to clients that you may send to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the tender offer;

5.	Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9; and

6.	Return envelope addressed to the depositary.
We urge you to contact your clients as promptly as possible. The tender offer and withdrawal rights will expire at 5:00 p.m., Eastern Time, on Friday, January 20, 2006, unless the tender offer is extended.
No fees or commissions will be payable to brokers, dealers, commercial banks, trust companies or any person for soliciting tenders of Shares under the tender offer other than fees paid to the information agent, as described in the Offer to Purchase. Matrix will, however, upon request, reimburse you for reasonable and customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of Shares held by you as a nominee or in a fiduciary capacity. Matrix will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares, except as otherwise provided in the Offer to Purchase and Letter of Transmittal.
In order to take advantage of the tender offer, a properly completed and duly executed Letter of Transmittal, or a manually signed facsimile thereof, including any required signature guarantees or an “agent’s message,” in the case of a book-entry transfer and any other required documents, must be sent to the depositary with either a certificate or certificates representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Offer to Purchase and Letter of Transmittal.
Holders of Shares whose certificate(s) for such Shares are not immediately available, holders who cannot deliver such certificate(s) and all other required documents to the depositary or holders who cannot complete the procedures for book-entry transfer before the Expiration Date must tender their Shares according to the procedure for guaranteed delivery set forth in Section 3 of the Offer to Purchase.
The board of directors of Matrix has approved the tender offer. However, neither Matrix nor its board of directors nor the information agent makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender. Stockholders may want to discuss whether to tender all or any portion of their Shares with their brokers or other financial and tax advisors.
Any inquiries you may have with respect to the tender offer should be addressed to Georgeson Shareholder, the information agent of the tender offer, at its address and telephone number set forth on the back cover page of the Offer to Purchase.
Additional copies of the enclosed material may be obtained from Georgeson Shareholder, by calling them at: (212) 440-9800.

Very truly yours,

/s/ Scot T. Wetzel
Scot T. Wetzel
President and Chief Executive Officer
Enclosures
Nothing contained herein or in the enclosed documents shall make you or any other person an agent of Matrix, the information agent or the depositary or any affiliate of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the tender offer other than the documents enclosed herewith and the statements contained therein.